Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Resumes Oil Shipments after Project Re-Start

     OTC BB: MGWSF   Cusip: No.585168 107

     CALGARY, Nov. 18 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), provides an update of operations on its Marmaton River
("Marmaton") and Grassy Creek (Grassy") steam injection - heavy oil production
Projects in the Deerfield Area of western Missouri, USA.
     The Company announced in August 2009 that it had raised funding in the amount of US $4.2 million when it completed the sale of a 10% working interest in the Deerfield Area for proceeds of US $2.0 million and, as well, it had sold Series A convertible preferred shares which yielded US $2.2 million before expenses of the offering. After the oil price recovery in late summer, a portion of these funds were used to re-start steam injection operations at
Marmaton and Grassy.
     Subsequent to the re-start of steaming operations in mid September 2009,
MegaWest is very pleased to announce that it has shipped over 2,000 barrels of crude oil from its Marmaton Project. This makes for a total of more than
10,500 barrels of oil sold since the inception of the Project in March 2008, including 8 months of time shut in during low oil prices in 2009. A summary of activities in the Deerfield area of Missouri follows:

     <<
     Marmaton Operations:
     --------------------
     >>

     The Marmaton Project is approximately 100 miles south of Kansas City and
6 miles east of the Missouri/Kansas border. After recommencement of steaming operations, production from the 40 producing wells and 13 steam injection wells in Phase 1 of the Marmaton project has responded favorably as follows:

     <<
            Seven Days Ending    Seven Day Moving Average Production
            -----------------    -----------------------------------
                                    Barrels Oil per Day (BOPD)

            September 10          Initiation of steam injection
            October 10                       22.2 BOPD
            November 10                     108.0 BOPD
            November 17                     125.9 BOPD
     >>

     Management is very pleased with the production results so far. The initial production rate profile appears to be closely following engineering projections.
     Phase 1 of the Marmaton Project has been developed in approximately 0.75 acre hexagonal honeycomb patterns where each pattern consists of 6 production wells surrounding a single steam injection well. The oil bearing zone is approximately 30 - 35 feet thick at a depth of 200 - 230 feet below the surface. The Company has also drilled 24 additional production wells and 10 additional steam injection wells under a Phase 2 expansion program on the
Marmaton Project. These wells are in the process of being equipped and tied in to steaming and production facilities. Under Phase 2, adjacent acreage is developed in the same way using one-acre hexagonal honeycomb patterns. The oil produced is 16-18 degree API gravity which is sold under a spot contract for approximately 80% of NYMEX West Texas Intermediate pricing. It is anticipated that peak production for Phases 1 and 2 of the Marmaton Project will reach approximately 500 BOPD in the June to September 2010 period. Management expects to recover approximately 300,000 barrels of oil from the wells currently drilled for both phases on this project. Drilled, completed, equipped and tied in cost of each production well is approximately US$25,000.
The total cost for each steam injection well is approximately US $15,000.
     The development area at Marmaton (64 production wells and 23 steam injection wells) covers approximately 20 acres of land adjacent to the
Marmaton steam generation facility. Over the next 15 - 20 years, the Company plans to drill additional production and injection wells on lands surrounding the existing steam generation facility to maintain the target production rate of 500 BOPD. The Company has 190 acres of adjacent contiguous land prospective for oil production at Marmaton.

     <<
     Grassy Operations:
     ------------------
     >>

     In late 2008, MegaWest finished construction of the steam generation facility at Grassy Creek Phase 1 (approximately 3 miles southeast of the
Marmaton Project) and drilled, equipped and tied in 46 production wells and 15 steam injection wells. The plant and facilities were tested and determined to be ready to commence steaming operations in December 2008 at the time that the
Company decided to shut in all operations due to very low crude oil prices. In mid September 2009, with the recovery in world crude oil prices and the new financing discussed above, the Company started to generate and inject steam at
Grassy Phase 1.
     Phase 1 of the Grassy Project has been developed in approximately 1.25 acre patterns where each pattern consists of 6 production wells surrounding a single steam injection well. Grassy is developed with wider inter-well spacing than Marmaton because the oil bearing zone is thicker at Grassy and it is expected that steam will sweep and heat the formation more efficiently with wider spacing. Grassy Phase 1 has been developed using hexagonal honeycomb patterns similar to the Marmaton field. The oil bearing zone is approximately
40 - 60 feet thick at a depth of 200 - 260 feet below the surface. Drilling costs at Grassy are similar to those at Marmaton.
     Initial results appear favourable with steam injection rates on target and the temperature observation well showing good underground steam distribution. MegaWest has seen good early indications of oil production on this new project. It is anticipated with existing steam injection equipment that peak production for the Grassy project will reach approximately 400 - 600
BOPD in the June to September 2010 period. Management expects to recover approximately 300,000 to 400,000 barrels of oil from the wells currently drilled on Phase 1 of this project.
     The development area at Grassy (46 production wells and 15 steam injection wells) covers approximately 20 acres of land adjacent to the Grassy steam generation facility. MegaWest has an additional 370 acres of contiguous land prospective for oil production surrounding Grassy. As with the Marmaton project, the Company plans to drill additional oil production and steam injection wells at Grassy in the future to maintain the projected production rate of 400 - 600 BOPD for 15 to 20 years.

     <<
     Deerfield Area Summary:
     -----------------------
     >>

     Including lands at Marmaton, Grassy and other parcels held by MegaWest in the Deerfield area, full development could result in 22 additional projects of similar size to the Marmaton and Grassy Projects. Management is currently planning additional delineation drilling to confirm the extent of the oil bearing sands in this area. MegaWest has an inventory of 6 steam generation facilities that will be used to accelerate the development of the Deerfield area.
     The anticipated total capital cost over the expected life of the
Deerfield development including well costs, steam generation facility costs and production facility costs is expected to be approximately US $10 - $12 per recoverable barrel.
     Lands in the Deerfield area are owned 90% and operated by MegaWest. The lands are subject to freehold lessor plus gross overriding production royalty payments totaling from 12.5% to 15.5%. The Company's partner has an option to increase its interest in the Deerfield area from 10% to a total of 20% at the time of future expansion by paying MegaWest a US $300,000 equalization fee per steam plant plus a 20% share of all future drilling and development costs in the option area.
     MegaWest has a very large land base in its core areas as well as other land holdings that have potential for future growth for the Company. A summary of the Company's land holdings follows:

     <<
     MegaWest Land Holdings at October 31, 2009:
     -------------------------------------------

                       Working   Gross
     State            Interest Acres Held Activity and Prospects
     -----            -------- ---------- ----------------------

     Missouri/Kansas    96.03%   38,500   Heavy oil development & exploration
     Kentucky           37.50%   29,100   Heavy oil exploration
     Montana            50.81%   26,700   Heavy and light oil exploration
     Other              39.75%   29,500   Other exploration
                       -------  -------
     Total              59.11%  123,800
                       -------  -------
                       -------  -------

     Missouri/Kansas Land Summary:
     -----------------------------

                       Working   Gross
     State            Interest Acres Held Activity and Prospects
     -----            -------- ---------- ----------------------

     Deerfield          90.00%   15,300   Steam injected heavy oil development
     Clear Creek       100.00%   18,800   Heavy oil exploration
     Osage             100.00%    4,400   Heavy oil exploration
                       -------  -------
     Total              96.03%   38,500
                       -------  -------
                       -------  -------
     >>

     At April 30, 2009, 10,100 acres out of the 15,300 acres of the lands in the Deerfield area were assigned 14.2 million barrels of P50 Contingent
Resource plus 31.1 million barrels of P50 Prospective Resource by MegaWest's independent reserves evaluators. (Refer to MegaWest July 15, 2009 news release for reserves data and definitions.)

     MegaWest is a publicly traded independent oil and gas company (OTC BB:
MGWSF), specializing in non-conventional oil and gas projects with a focus on
North American heavy oil. The Company has a strong balance sheet with no net debt at October 31, 2009.

     Forward-Looking Statement Disclaimer

     This press release contains "forward-looking statements" as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company's exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff;
(d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; (i) operational risks in exploration, development and production;
and (j) other factors beyond the Company's control. When used in this document, the words "could", "expect", "plan", "estimate", "intend", "may",
"potential", "should", and similar expressions relating to matters that are not historical facts are forward looking statements. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and similar legislation
     The risks and uncertainties that could affect future events or the
Company's future financial performance are more fully described in the
Company's quarterly reports (on Form 6-K filed in the US and in management discussion and analysis filed in Canada), the Company's annual reports (on
Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and
www.sedar.com in Canada.
     With respect to the reserves and resources disclosures included in this press release, certain risks are discussed below:

     Risks Associated with the Estimates:

     Basic reservoir parameters will vary within the reservoir of interest and some of these parameters such as porosity, net hydrocarbon pay thickness, and water saturation may affect the volume of hydrocarbon estimated to be present.
Additional reservoir parameters such as permeability, the presence or absence of bottom water and the specific mineralogy of the reservoir rock may affect the effectiveness of the recovery process. Recovery of the resources may also be affected by the availability and quality of source water, availability of fuel gas, and plant equipment malfunction or failure. MegaWest owns 90% - 100%
working interests in its mineral leases in Missouri, subject to certain overrides and royalties. There is no certainty that certain mineral interests are not affected by ownership considerations that have not yet come to light in the course of normal due diligence. The Company has engaged competent professional geologists and engineers to evaluate the reservoir and prepare development and depletion plans, however, process implementation risk remains.
This risk is related to factors such as vertical and areal conformance of the process in the reservoir, operational capacity and reliability of the facilities, and the effectiveness of the process in mobilizing oil to the vicinity of the production wells where it can be captured.

     Risks Associated with Resource Classifications:

     Insufficient Delineation - The density of drilled wells on the leased acreage is insufficient to support the reclassification of prospective resources to contingent resources. There is no certainty that any portion of the prospective resources will be discovered.
     Absence of a Formal Development Plan including Required Funding - Only a portion of the resource is covered under the existing project development plan and is fully funded for development. This portion is categorized as reserves.
The remaining resource expected to be recoverable from known resources which is not yet covered by a development plan or demonstrated funding is classified as contingent resources. There is no certainty that the Company will prepare and approve a development plan for any portion of the contingent resource or that the Company will be successful in funding this development. General market conditions, the sufficiency of such a development plan, and the outlook regarding oil and gas prices are some factors that will influence the availability of additional funding.
     Lack of Regulatory Approval to Develop the Lease Area - Other than the approved project, regulatory approvals to develop the leased area attributable to the contingent resources have not been prepared or submitted. There is no certainty that the Company will request the necessary permits and regulatory approvals to allow development of the contingent resources. It is uncertain whether satisfactory regulatory approvals will be received. The sufficiency of the development plan, the specific regulations in place at the time of application, and the general sentiment of the regulator regarding the balance of environmental impact of the project vis a vis economic benefits are some factors that will influence the receipt of regulatory approval.
     Lack of Firm Marketing Plan - Oil is being marketed on a spot basis to a local refinery with current excess capacity. The Company has not entered into any formal contracts to deliver and or sell its future oil production. The proximity of the project to existing oil refining capacity, competition with alternate supplies, and the demand for domestic production are expected to be influencing factors in successful marketing of the Company's production under satisfactory commercial terms.

     Cautionary Note to U.S. Investors - The United States Securities and
Exchange Commission permits oil and gas companies, in their filings with the
SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "expects to recover", "expected to produce" and "forecast to be", which are consistent with disclosure practices in Canada, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1/A filed on December 31, 2007, File No. 333-145870
Update and Form 20-F filed for the fiscal year ended April 30, 2009, available from us at Suite 800, 926 - 5th Avenue SW, Calgary, Alberta, Canada T2P 0N7
(Telephone: 1-877-984-6342). You can also obtain this form from the SEC by calling 1-800-SEC-0330.

     %CIK: 0001172298

     /For further information: R. William (Bill) Thornton, President and CEO,
Telephone: (403) 984-6342; Kelly D. Kerr, Vice President Finance and CFO,
Telephone: (403) 984-6306, Suite 800, 926 - 5th Avenue SW, Calgary, AB, T2P
0N7, Email: investor.relations(at)megawestenergy.com, Website:
www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 21:00e 18-NOV-09